FORM 11-K




                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to
                       ---------------- -----------------

                          COMMISSION FILE NUMBER 1-3672









                               AMEREN CORPORATION
                      LONG-TERM SAVINGS PLAN - IBEW NO. 702



                           Issuer: Ameren Corporation


                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103
                          (Principal Executive Office)

Ameren Corporation
Employee Long-Term
Savings Plan - IBEW No. 702
Report and Financial Statements
December 31, 2001 and 2000

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702

Index to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                     Page

Report of Independent Accountants                                      1

Statement of Net Assets Available for Benefits
 at  December 31, 2001 and 2000                                        2

Statement of Changes in Net Assets Available for Benefits
 For the years ended December 31, 2001 and 2000                        3

Notes to Financial Statements                                        4-9













Note: Schedules required by 29 CFR 2520.103-10 of the Department of Labor's
      Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Participants and Administrator of the Ameren Corporation Employee Long-Term
Savings Plan - IBEW No. 702


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Employee Long-Term Savings Plan - IBEW No. 702 (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
June 27, 2002

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702

Statement of Net Assets Available for Benefits
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                            December 31,
                                                      2001               2000

Investments in Central Illinois Public Service
    Company Master Long-Term Savings Trust       $ 34,374,084       $ 35,855,622

Cash                                                    2,281             26,050

Receivables:
    Participant contributions                         173,890            158,875
    Employer contributions                             23,207             16,806
    Dividends and interest                             22,145             19,994
    Due from broker for securities sold                  -                 5,831
                                             ----------------   ----------------

Net assets available for benefits                 $34,595,607        $36,083,178
                                             ================   ================




   The accompanying notes are an integral part of these financial statements.


Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702

Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                           For the year ended December 31,
                                                                                2001               2000
Investment (loss) income:
    Interest and dividends                                                      $ 912,528         $1,283,103
    Net (depreciation) appreciation in fair value of investments               (4,405,259)          (654,315)
                                                                          ----------------   ----------------

                                                                               (3,492,731)           628,788
                                                                          ----------------   ----------------

Participant contributions                                                       3,387,963          3,576,751
Employer contributions                                                            406,263            298,073
                                                                          ----------------   ----------------

                                                                                3,794,226          3,874,824
                                                                          ----------------   ----------------

Benefits paid to participants                                                   1,785,167          2,253,238
Administrative expenses                                                             3,899              4,639
                                                                          ----------------   ----------------

                                                                                1,789,066          2,257,877
                                                                          ----------------   ----------------

Net (decrease) increase                                                        (1,487,571)         2,245,735

Net assets available for benefits:
    Beginning of the year                                                      36,083,178         33,837,443
                                                                          ----------------   ----------------

    End of the year                                                           $34,595,607       $ 36,083,178
                                                                          ----------------   ----------------








   The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

1.   Description of the Plan

     General
     The following is a brief summary of the various provisions of the Ameren Corporation (the Company) Employee Long-Term Savings Plan - IBEW No. 702 (the Plan). The Plan provides for the investment in certain funds under the Plan for each participating employee (Participant) of Central Illinois Public Service Company, a wholly owned subsidiary of the Company, and AmerenEnergy Generating Company, an indirectly wholly owned subsidiary of the Company (Participating Subsidiaries). Participants should refer to the Plan document for more complete information.

     The Plan initially was established as the Central Illinois Public Service Company Employee Long-Term Savings Plan - IBEW No. 702. Effective January 1, 2000, the Plan was renamed the Ameren Corporation Employee Long-Term Savings Plan - IBEW No. 702.

     The Company adopted the Plan on January 1, 1990, to provide a systematic means by which certain eligible employees of the Company may adopt a regular savings program and secure federal income tax benefits resulting from participation in the Plan. The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 (ERISA).

     The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Merrill Lynch Trust Company of America, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and the separate Trust Agreement.

     Effective December 2001, when dividends are paid on shares of Company common stock held in the Ameren Stock Fund, these dividends purchase newly issued shares of Company common stock at fair market value instead of Company shares being purchased in the open market.

     Participation
     Each employee of the Participating Subsidiaries receiving regular salary or wages who is part of the IBEW Local No. 702 collective bargaining unit and who has both completed one year of service (defined as a consecutive twelve-month period beginning with his/her employment commencement date or anniversary thereof during which he/she has completed at least 1,000 hours of service) and has attained the age of 21 is eligible to become an active participant.

     Contributions
     Participants may contribute from 1% to 15% of their base compensation to the Plan through payroll deductions (basic contributions). Effective July 1, 2001, the Company makes a matching contribution equal to $.25 for each $1.00 on the first 6% of a participant's contribution. Company contributions are made based on specific agreements between the Company and the collective bargaining unit. All Company matching contributions are made to the extent sufficient earnings are available.

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------


     Participants direct their basic contributions and the Company's basic matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of 1% to any combination of investment funds. Such fund allocation elections may be changed daily. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate all or in 1% increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

     Vesting
     The amounts in Participants' accounts, including Company contributions, are fully vested at all times.

     Participant Loans
     The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $500, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, and (4) such other rules and regulations as may be adopted by the Company. At December 31, 2001 and 2000, the interest rates on participant loans ranged from 5% to 9.5%.

     Payment of Benefits
     Upon termination of employment for any reason, a Participant will be entitled to receive the balance in the Participant's account less the unpaid amount of any outstanding loan (including accrued interest). Generally, distributions will be made in a lump sum; however, in certain circumstances a Participant may also elect to receive his/her distribution in installments. Certain distributions may be deferred until a participant reaches age 70 1/2, dies, or requests an earlier distribution (whichever occurs first).

     Amounts that have been requested for withdrawal by Participants, but have not yet been distributed by the Plan, are included in net assets available for benefits. There were no amounts requested for withdrawal by Participants, but not yet distributed by the Plan as of December 31, 2001 or 2000.

     Plan Termination
     The Company has a right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, the Trustee will distribute assets remaining in the Trust Fund with the exception that no distributions shall be made until a participant attains age 59 1/2, except in certain specified situations.

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared on the accrual basis of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Investments
     All investments are presented at fair value as of December 31, 2001 and 2000. The fair value of the Ameren Common Stock Fund was determined using year-end published market prices. Investments in equity securities and bonds are valued at net asset market value including accrued income on the last business day of each year. Investments in the Money Market Fund and Merrill Lynch Retirement Preservation Trust are valued at cost plus accrued income, which approximates market. Participant loans are valued at cost which approximates fair market value.

     Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

     Income
     Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Gains and losses on security transactions are recorded on the trade date. Net unrealized appreciation or depreciation for the year is reflected in net appreciation (depreciation) of investments on the Statement of Changes in Net Assets Available for Benefits.

     Expenses
     In general, expenses to administer the Plan, including fees and expenses of the Trustee, are paid by the Company, except as provided for in the Plan. All transaction fees of an investment fund are paid from the assets of that investment fund.

     Benefit Payments
     Benefit payments are recorded when paid.

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

3.   Transactions with Parties-in-Interest

     At December 31, 2001, the Plan held Company common stock with a cost and market value of $8,591,082 and $10,144,099, respectively. During 2001, the Plan purchased shares at a cost of $2,462,656 and sold shares at $1,384,081 resulting in a net realized gain of $141,528. The Plan also distributed shares value at $271,236 to persons withdrawing from the Plan.

     At December 31, 2000, the Plan held Company common stock with a cost and market value of $7,556,577 and $10,079,929, respectively. During 2000, the Plan purchased shares at a cost of $2,141,996 and sold shares valued at $3,419,782, resulting in a net realized gain of $337,135. The Plan also distributed shares valued at $546,806 to persons withdrawing from the Plan.

     At December 31, 2001, the Plan held investments in various accounts that are related to Merrill Lynch, the Plan's trustee. At December 31, 2001, these investments had a cost and market value of $9,038,452 and $10,366,482, respectively. At December 31, 2000, these investments had a cost and market value of $8,160,852 and $10,851,748, respectively.

     These  transactions  are  allowable  party-in-interest  transactions  under
     Section 408(b)(8) of the ERISA regulations.

 4.  Federal Income Tax Status

     The Plan is  designed  to  qualify as a  deferred  compensation  plan under sections 401(a) and 401(k) of the Internal Revenue Code of 1986. Qualification of the Plan means that a Participant will not be subject to federal income taxes on amounts contributed to the Participant's account, or the earnings or appreciation thereon, until such amounts either are withdrawn by the Participant or are distributed to the Participant or a beneficiary in the event of the Participant's death. Payroll reduction contributions to a Participant's account reduce the gross income of the Participant for federal income tax purposes to the extent of the contributions. The Company received a favorable determination letter from the Internal Revenue Service dated July 29, 1996, concerning the qualification of the Plan under federal income tax regulations. In addition, the Company also received a favorable determination letter from the Internal Revenue Service dated December 8, 1986, concerning qualification of the Master Long-Term Savings Trust under federal income tax regulations. Management believes that the Plan is currently designed and is being operated in compliance with requirements of the Internal Revenue Code and that the Plan is tax exempt as of the financial statement date. See also Note 6.

     Discussions of the federal income tax consequences of the Plan, including consequences on distributions of Participant's account, are contained in the Company's Employee Long-Term Savings Plan Summary Plan Description.

Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

5.   Participation in Master Trust

     The Central Illinois Public Service Company Master Long-Term Savings Trust (the Master Trust) was established April 1, 1985 to serve as the funding medium for the Plan and for the other separate Employee Long-Term Savings Plan which is for the members of the IUOE No. 148 collective bargaining unit employed by the Participating Subsidiaries. This separate plan is not included in this report and is shown separately in its own report. At December 31, 2001 and 2000, the Plan's interest in the net assets of the master trust was approximately 57% and 56%, respectively.

     The Master Trusts' Statement of Net Assets at December 31, 2001 and 2000, and Statement of Changes in Net Assets for the Year Ended December 31, 2001 and 2000, are included below:

                      Statement of Net Assets, Master Trust




                                                                      December 31,
                                                                 2001              2000
Assets
    Investments at fair value:
      Ameren Common Stock Fund                              $ 19,523,224      $ 19,292,555
      Bond Index Fund                                          2,320,320         1,753,203
      Money Market Fund                                        4,943,113         5,151,053
      Growth Equity Fund                                       8,181,620        11,017,606
      Standard & Poor's 500 Equity Index Trust                13,657,281        15,027,531
      Merrill Lynch Retirement Preservation Trust              2,448,659         2,549,312
      AIM Value Fund                                           4,729,651         4,585,338
      Merrill Lynch Global Allocation Fund - Class A             949,058           847,694
      Merrill Lynch Capital Fund - Class A                       846,394           850,298
      Participant Loan Fund                                    2,585,358         2,705,672

Cash                                                               4,442            36,663

Receivables:
    Participant contributions                                    262,042           240,309
    Employer contributions                                        40,087            20,618
    Dividends and interest                                        41,704            37,830
    Due from broker for securities sold                          139,320           257,905
                                                        ----------------  ----------------

Net assets available for benefits                           $ 60,672,273      $ 64,373,587
                                                        ================  ================


Ameren Corporation
Employee Long-Term Savings Plan - IBEW No. 702

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                Statement of Changes in Net Assets, Master Trust

                                                                                   For the year ended December 31,
                                                                                      2001                 2000
Investment (loss) income:
    Interest and dividends                                                            $1,834,557           $2,395,414
    Net appreciation (depreciation) in fair value of investments                      (7,186,188)             827,966
                                                                                 ----------------     ----------------

                                                                                      (5,351,631)           3,223,380
                                                                                 ----------------     ----------------

    Participant contributions                                                          4,949,114            5,107,076
    Employer contributions                                                               590,373              334,939
                                                                                 ----------------     ----------------

                                                                                       5,539,487            5,442,015
                                                                                 ----------------     ----------------

    Benefits paid to participants                                                      3,883,231            4,250,519
    Administrative expenses                                                                5,939                6,640
                                                                                 ----------------     ----------------

                                                                                       3,889,170            4,257,159
                                                                                 ----------------     ----------------

Net (decrease) increase                                                               (3,701,314)           4,408,236

Net assets available for benefits:
     Beginning of the year                                                            64,373,587           59,965,351
                                                                                 ----------------     ----------------

     End of the year                                                                $ 60,672,273         $ 64,373,587
                                                                                 ================     ================


6.   Subsequent Events

     Effective June 1, 2002, with the passage of the Economic Growth and Tax Relief Reconciliation Act (EGTRRP), the Plan was changed to designate the Ameren Stock Fund of the Plan as an Employee Stock Ownership Plan and to allow all employees a choice between dividend reinvestment and dividend payment on their various Employee Stock Ownership Plan accounts. Additionally, employees age 55 and older will be able to diversify the additional Company match portion of the Ameren Stock Fund. Effective July 1, 2002, the "catch up" contribution provision of (EGTRRP) for all employees age 50 and older was implemented as well.

     The Plan obtained a favorable determination letter May 29, 2002, in which the Internal Revenue Service stated, that the Plan was in compliance with the applicable requirements of the Internal Revenue Code.

                                    SIGNATURE

              The Plan. Pursuant to the requirements of the Securities Exchange

Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           AMEREN CORPORATION
                                           LONG-TERM SAVINGS PLAN -
                                            IBEW NO. 702


                                           AMEREN SERVICES COMPANY
                                               (Administrator)




                                           By       /s/ Donna K. Martin
                                             -----------------------------------
                                                        Donna K. Martin
                                                        Vice President

June 28, 2002




                                  EXHIBIT INDEX

                             Exhibits Filed Herewith
                             -----------------------


Exhibit No.                        Description
-----------            -----------------------------------

    23                 Consent of Independent Accountants

                                                                      EXHIBIT 23



                       CONSENT OF INDEPENDENT ACCOUNTANTS


     We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 ( No. 333-43743) of Ameren Corporation of our report dated June 27, 2002 relating to the financial statements of the Ameren Corporation Employee Long-Term Savings Plan-IBEW No. 702, which appears in this Form 11-K.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
June 27, 2002